SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

VCG Holding Corp.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

91821K101

(CUSIP Number)

Lawrence R. Goldberg, Esq.

851 N. Spoede Road

Suite 200

Creve Coeur, MO  63141

(314) 513-1717

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

February 28, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

1.	Names of Reporting Person I.R.S. Identification Nos. of Above Person (Entities Only) Spoede at Olive, LLC 27-4652170

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Missouri

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 978,000*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 978,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 978,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 6%**

14.	Type of Reporting Person OO

*  Lawrence R. Goldberg, in his capacity as the Managing Member of Spoede at Olive, LLC, has voting and dispositive power over these shares on behalf of Spoede at Olive, LLC.

** The denominator is based on 16,292,071 shares of common stock, par value $0.0001 per share  of VCG Holding Corp. outstanding as of February 2, 2011, as stated in Amendment No. 1 to Schedule 14A of VCG Holding Corp. filed on February 3, 2011

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Lawrence R. Goldberg

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 978,000*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 978,000*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 978,000*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 6%**

14.	Type of Reporting Person IN

*  Lawrence R. Goldberg, in his capacity as the Managing Member of Spoede at Olive, LLC, has voting and dispositive power over these shares on behalf of Spoede at Olive, LLC.

** The denominator is based on 16,292,071 shares of common stock, par value $0.0001 per share  of VCG Holding Corp. outstanding as of February 2, 2011, as stated in Amendment No. 1 to Schedule 14A of VCG Holding Corp. filed on February 3, 2011

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, $0.0001 par value per share (the “Common Stock”), of VCG Holding Corp., a Colorado corporation (the “ Issuer”). The address of the principal executive office of the Issuer is 390 Union Blvd., Suite 540, Lakewood, CO  80228.

Item 2.	Identity and Background

This statement is jointly filed by and on behalf of Spoede at Olive, LLC (“Spoede LLC”) and Lawrence R. Goldberg.  Mr. Goldberg is the Managing Member of Spoede LLC and may be deemed to beneficially own the Common Stock owned or held by Spoede LLC.  Mr. Goldberg may be deemed to directly or indirectly (through contract, arrangement, understanding, relationship, or otherwise) share voting power and investment power (including dispositive power) with respect to the Common Stock owned or held by Spoede LLC.  The other members of Spoede  LLC have no voting or dispositive control over any shares of Common Stock held by Spoede LLC.

The principal business of Spoede LLC is holding and managing an investment interest in the Issuer.  The present principal occupation of Mr. Goldberg is practicing attorney.  The address of the principal office or business address, as applicable, of each reporting person is 851 N. Spoede Road, Suite 200, Creve Coeur, Missouri 63141.  The state of organization of Spoede LLC is Missouri.  Mr. Goldberg is a United States citizen.

During the last five years, no reporting person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). No reporting person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws as a result of a civil proceeding of a judicial or administrative body of competent jurisdiction to which such person was a party during the last five years.

As the Managing Member of Spoede LLC, Mr. Goldberg may be deemed to beneficially own the shares of Common Stock beneficially owned by Spoede LLC.  However, Mr. Goldberg declares that neither the filing of this statement nor anything herein shall be construed as an admission that he is, for purposes of Section 13(d) or (g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for purposes of Section 13(d) or (g) of the Act. However, each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for purposes of Section 13(d) or (g) of the Act or any other purpose, a member of any group with respect to the Issuer or any securities of the Issuer or has acted or agreed to act (or is acting or agreeing to act) together with any other person (as a partnership, limited partnership, syndicate, or other group or otherwise) for the purpose of acquiring, holding, voting, or disposing of any securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer.

The reporting persons have entered into a Joint Filing Agreement and Power of Attorney, dated as of March 8, 2011, a copy of which is attached as Exhibit 1 to this Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

The securities covered by this statement were acquired pursuant to open market purchases.  The source of the $2,227,003.80 (including commissions) used to make the purchases was the working capital of Spoede LLC contributed from the personal funds of its members.

Item 4.	Purpose of Transaction

The securities covered by this statement were acquired for investment purposes. Each reporting person believes that the common stock of the issuer represents an attractive investment opportunity.

On November 9, 2010, the Issuer entered into an Agreement and Plan of Merger with Family Dog, LLC, a Colorado limited liability company (“FD”), its wholly-owned subsidiary, FD Acquisition Co. (“FD Acquisition”), Troy Lowrie, and Micheal Ocello (the “Merger Agreement”).  Pursuant to the Merger Agreement, if approved by the requisite holders of Common Stock of the Issuer and subject to the satisfaction of other conditions set forth therein,  FD Acquisition will be merged with and into the Issuer, the Issuer will survive as a privately-held, wholly-owned subsidiary of FD, and each share of the Issuer’s Common Stock (except for shares held by the Issuer, Messrs. Lowrie and Ocello, certain of their affiliates, and shareholders that are eligible to and elect to invoke dissenters’ rights), will be cancelled and converted into the right to receive $2.25 in cash, without interest and less applicable withholding taxes (the “Merger”).  The Merger Agreement is described in detail in (and set forth in its entirety as an Annex to) Amendment No.1 to the Issuer’s Schedule 14A filed by the Issuer with the SEC on February 3, 2011 (the “Schedule 14A”), and all statements herein with respect to the Issuer, the Merger and the Merger Agreement are qualified in their entirety by reference to the Schedule 14A and Merger Agreement.

Spoede LLC has been offered the opportunity to contribute the shares of Common Stock covered by this statement to FD immediately prior to the Merger in exchange for an equity interest in FD.  If the Merger is approved as described above, the reporting persons currently expect that Spoede LLC will contribute the shares of Common Stock covered by this statement to FD as described above.  However, the reporting persons are not obligated to contribute their shares to FD, and there is no other legal or other contract, arrangement, understanding or relationship between any of the reporting persons and any of the persons or entities described in the Schedule 14A with respect to voting, disposition or any other matter concerning any securities of the Issuer, and each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for purposes of Section 13(d) or (g) of the Act or any other purpose, a member of any group with respect to the Issuer or any securities of the Issuer or has acted or agreed to act (or is acting or agreeing to act) together with any other person (as a partnership, limited partnership, syndicate, or other group or otherwise) for the purpose of acquiring, holding, voting, or disposing of any securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer.

If the Merger is not approved or Spoede LLC determines not to contribute its shares of Common Stock to FD as described above, then the reporting persons intend to review their investment in the Issuer on a continuing basis and may, at any time, consistent  with the obligations of the reporting persons under applicable securities laws, determine to increase or decrease their respective ownership of shares of the Issuer’s Common Stock through purchases or sales of such Common Stock of the Issuer in the open market, in privately negotiated  transactions or by gift, which may include conversion of such shares into the right to receive cash in the Merger. The review of their investment in the Issuer by the reporting persons will depend on various factors, including the Issuer’s business prospects, other developments concerning the Issuer, alternative investment opportunities, general economic conditions, money and stock market conditions, and any other facts and circumstances which may become known to the reporting persons regarding their respective investments in the Issuer.

At the time of filing this statement, the reporting persons have no plans to purchase additional shares of Common Stock of the Issuer in the open market or in privately negotiated transactions but may engage in such transactions in the future.

Except as described in this Item 4, the reporting persons currently have no plans or proposals that relate to or would result in any transaction, event or action set forth in subsections (a) through (j) of Item 4 of Schedule 13D.  The reporting persons reserve the right to formulate plans or make proposals, and take such action with respect thereto, including any or all of the items set forth in subsections (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

Item 5.	Interest in Securities of the Issuer

(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each reporting person is stated (and those securities for which such reporting person has a right to acquire are identified) in Items 11 and 13 on the cover page(s) hereto.

(b) Number of shares as to which such reporting person has:

(i)  Sole power to vote or to direct the vote, is described on Item 7 on the cover page(s) hereto;

(ii) Shared power to vote or to direct the vote, is described on Item 8 on the cover page(s) hereto;

(iii) Sole power to dispose or to direct the disposition of, is described on Item 9 on the cover page(s) hereto; and

(iv) Shared power to dispose or to direct the disposition of, is described on Item 10 on the cover page(s) hereto.

(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the reporting persons are  as follows:  On February 28, 2011, Spoede LLC purchased 978,000 shares of Common Stock at a price per share of $2.2496 (excluding commissions) in an open market purchase.  Except as otherwise described above, no transactions in the Common Stock of the Issuer were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by any reporting person.

(d) Other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this statement that may be deemed to be beneficially owned by the reporting persons. The members of Spoede LLC (other than Mr. Goldberg, in his capacity as the Managing Member) do not have voting or dispositive power over the shares of Common Stock of the Issuer held by Spoede LLC, but they do have the right to receive distributions relating to their membership interests in Spoede LLC.

(e) Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise described herein, including without limitation, the Joint Filing Agreement and Power of Attorney, the membership agreement of Spoede LLC reflecting the distribution rights of the members thereto and the beneficial ownership of Common Stock by Mr. Goldberg, in his capacity as Managing Member, and the matters in Item 4, no reporting person has any legal or other contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement and Power of Attorney, dated as of March 8, 2011, by and among Lawrence R. Goldberg and Spoede at Olive, LLC

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2011

/s/ Lawrence R. Goldberg
Lawrence R. Goldberg

Spoede at Olive, LLC

	By:	/s/ Lawrence R. Goldberg
Name: Lawrence R. Goldberg
Title: Managing Member